UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates to the Shareholders that its Board of Directors, at a meeting held on March 17th, 2022, deliberated on the payment of Interest on Capital (“IoC”), relating to the fiscal year 2022, pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 683/2012, in the gross amount of R$ 250,000,000.00 (two hundred fifty million reais), withholding income tax at the rate of 15%, resulting in the net amount of R$ 212,500,000.00 (two hundred twelve million five hundred thousand reais), based on the balance sheet of February 28th, 2022. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	03/17/2022	03/31/2022	0.14929120379	0.02239368056	0.12689752322

As established in the article 26 of the Company’s Bylaws, said interest will be considered as part of the mandatory minimum dividends for the fiscal year 2022, ad referendum of the General Shareholders’ Meeting to be held in 2023.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of March 31st, 2022. After this date, the shares will trade as “ex-interest”. The Interest on Capital will be paid by July 31st, 2023, and the Company’s Executive Board is responsible for setting the exact date.

The amount of IoC per share described in the table above may be adjusted in the future, until March 31st, 2022, due to possible acquisitions of shares under the Company's Share Buyback Program, with the intention of forthcoming alienation and/or cancel.

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62 Company Registry (NIRE) 35.3.001.5881-4

Shareholders who are immune to or exempt from income tax, in accordance with the current legislation, must prove such conditions by April 7th, 2022 to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, March 17, 2022.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 17, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director